Exhibit 4

299/04-jmd

For release: 07:00, Thursday, 29 January 2004

DRD SCORES SAFETY HAT TRICK

Johannesburg, South Africa – 29.01.04 – Durban Roodepoort Deep, Limited (JSE: DUR; NASDAQ: DROOY; ASX: DRD) has scored a safety hat trick.

•                  The company’s North West Operations (NWO), focus of a substantial restructuring exercise during the quarter ended 31 December 2003, recorded one million fatality-free shifts on Monday (26 January 2004).

“It is a tribute to all 7 332 employees at the NWO, on surface and underground, that they were able to retain the critically important focus on safety in spite of all of the uncertainties and change that accompanied the 60-day review period that preceded restructuring and indeed, the restructuring itself,” said Deon van der Mescht, Divisional Director of DRD’s South African Operations.

“This achievement points also to the effectiveness of the emphasis our various safety campaigns place on behavioral change amongst employees.”

The one million fatality-free shifts were worked over a period of 161 days, from 15 August 2003.  The NWO last achieved one million fatality free shifts on 10 February 2003.  In the last 10 years, one million fatality free shifts have been achieved on eight occasions.

The NWO has recorded improvements in respect of all three of the key safety indicator rates – Lost Time Injury Frequency Rate, Reportable Injury Frequency Rate and Fatal Injury Frequency Rate – between 2002 and 2003.

•                  DRD’s Blyvooruitzicht (Blyvoor) operation recently received the Association of West Rand Mines Safety Award for the sixth year in succession with its attainment of a Lost Time Injury Frequency Rate of 7.19. Over the six-year period, Blyvoor has recorded an improvement every year, resulting in a 60% improvement from a rate of 17.84 in 1997.

In 2003 the average rate for mines competing in the competition was 19.21. Blyvoor’s nearest competitor achieved a rate of 9.18.

•                  DRD’s Tolukuma mine in Papua New Guinea recently recorded 245 days without a lost time injury (LTI). Records show that this is the mine’s best LTI achievement since coming into production in 1995. Tolukuma has also reached a landmark in terms of fatality-free shifts – 350 000, worked over the last 16 months.

“Despite the commercial pressure under which DRD must operate as a higher cost producer, we do not cut corners,” said Executive Chairman Mark Wellesley-Wood.

“These safety achievements show that we have focus where it matters – at the front end – and that we do not compromise on standards. Our safety record shows the success of our drive to lower risk across the group, which benefits all of our stakeholders. It is an achievement of which all of our employees can be proud.”

Queries:

South Africa	Australasia

Investor and Media Relations	Investor and Media Relations
Ilja Graulich, Durban Roodepoort Deep, Limited	Paul Downie, Porter Novelli
+27 11 381 7826 (office)	+61 893 861 233 (office)
+27 83 604 0820 (mobile)	+61 414 947 129 (mobile)

James Duncan, Russell & Associates
+27 11 880 3924 (office)
+27 82 892 8052 (mobile)

North America

United Kingdom/Europe

Investor Relations	Investor and Media Relations

Susan Borinelli, Breakstone & Ruth International

Phil Dexter, St James’s Corporate

+1 646-536-7018 (office)	+44 20 7499 3916 (office)
+1 917-570-8421 (mobile)	+44 779 863 4398

Media Relations

Jessica Anderson, Breakstone & Ruth International

+1 646-536-7002 (office)
+1 347-423-5859 (mobile)

DRD is the world’s 9th largest gold producer, with mines in South Africa as well as Australasia, a key target for growth.  The company has a track record of success in extending the lives of older mines safely and profitably.  For fiscal year 2003, DRD produced 870 000 ounces of gold, up from under 100 000 ounces a year in 1997, when current operations were amalgamated.

DRD has primary listings on the Johannesburg (JSE:DRD) and Australian (ASX:DRD) stock exchanges and secondary listings on NASDAQ (DROOY), the London Stock Exchange and the Paris and Brussels Bourses.  Its shares are also traded on the regulated unofficial market of the Frankfurt Stock Exchange and the Berlin OTC Market.

For more information, please visit www.drd.co.za or www.durbans.com

Some of the information in this media release may contain projections or other forward looking statements regarding future events or other future financial performance. We wish to caution you that these statements are only projections and those actual events or results may differ materially. In reviewing, please refer to the documents that we file from time to time with the SEC, specifically to our annual report on Form 20-F. These documents contain and identify important factors that could cause the actual results to differ materially from those contained in our projections or forward looking statements, including such risks as difficulties in being a marginal producer of gold, changes and reliability of ore reserve estimates, gold price volatility, currency fluctuations, problems in the integration of operations, exploration and mining risks and a variety of risks described in our annual report on Form 20-F. We undertake no obligation to publicly release results of any of these forward looking statements which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unexpected results.

Cautionary note to US investors: the United States Securities and Exchange Commission permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use the term “resources” (which includes “measured”, “indicated”, and “inferred”) in our media releases, which the SEC guidelines strictly prohibit us from including in our filing with the SEC. US investors are urged to consider closely the disclosure in our Form 20-F, File No. 0-28800, available from us at 45 Empire Road, Parktown, Johannesburg, 2193, South Africa. You can also obtain this form from the SEC website at http://www.sec.gov/edgar.shtml